UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-36810

CMB.TECH NV

De Gerlachekaai 20
2000 Antwerp
Belgium

+32-3-247-59-11
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously announced, on August 20, 2025, CMB.TECH (the “Company”) completed a merger with Golden Ocean Group Limited (“Golden Ocean”). This report on Form 6-K includes the audited consolidated balance sheets of Golden Ocean as of December 31, 2024 and 2023 and the related audited consolidated statements of operations, statements of cash flows and statements of changes in equity for the years ended December 31, 2024, 2023 and 2022, together with the notes thereto and the report of independent registered public accounting firm thereon. The audited financial statements of Golden Ocean included herein should be read in conjunction with the unaudited pro forma condensed combined financial information of CMB.TECH illustrating the effects of the merger between CMB.TECH and Golden Ocean included as Exhibit 99.3 to the Company’s report on Form 6-K filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 20, 2025.

The exhibits to this report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-289724) that was filed with the Commission on August 20, 2025.

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers AS).

99.1
Audited consolidated balance sheets of Golden Ocean as of December 31, 2024 and 2023 and the related audited consolidated statements of operations, statements of cash flows and statements of changes in equity for the years ended December 31, 2024, 2023 and 2022, together with the notes thereto and the report of independent registered public accounting firm thereon.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CMB.TECH NV
(Registrant)

Dated: September 26, 2025

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer